PORTAL RESOURCES LTD.

Consolidated Financial Statements

(Unaudited)

For the nine months ended

March 31, 2011

(An exploration stage company)

Portal Resources Ltd.	Trading Symbol: PDO
Head Office: Suite 750 – 625 Howe Street	Telephone: 604-629-1929
Vancouver, British Columbia, Canada V6C 2T6	Facsimile: 604-629-1930

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of Portal Resources Ltd. have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

PORTAL RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(stated in Canadian dollars)

(Unaudited)

	March 31, 2011 (Unaudited)	June 30, 2010 (Audited)

ASSETS
Current
Cash and cash equivalents	$ 456,044	$ 137,609
Short-term investments (Note 3)	26,650	275,222
Marketable securities (Note 4)	33,451	9,581
Amounts receivable	15,543	63,880
Prepaid expenses	34,145	21,552
	565,833	507,844

Equipment (Note 5)	54,715	21,833
Oil and gas properties (Note 7)	774,088	571,932

	$ 1,394,636	$ 1,101,609

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 195,414	$ 43,417

SHAREHOLDERS’ EQUITY

Share capital (Note 8)	$ 15,675,881	$ 14,850,161
Contributed surplus (Note 8)	1,128,798	1,024,993
Deficit	(15,605,457)	(14,816,962)
	1,199,222	1,058,192

	$ 1,394,636	$ 1,101,609

Nature of operations (Note 1)

Commitments (Note 9)

Subsequent Events (Note 15)

         Approved by the Board of Directors:

“David Hottman”	“Mark T. Brown”
David Hottman, Director	Mark T. Brown, Director

See notes to consolidated financial statements

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

 (stated in Canadian dollars)

(Unaudited)

	For the three months ended March 31,		For the nine months ended March 31,

	2011	2010	2011	2010

Expenses
Accounting and audit	$ 3,500	$ 9,965	$ 5,100	$ 27,395
Amortization	5,105	3,717	13,271	11,152
Bank charges and interest	610	602	1,549	1,758
Consulting and management fees	59,023	14,261	85,618	41,143
Director fees	6,500	6,500	20,833	20,833
Foreign exchange	311	2,585	4,160	12,736
Investor relations	26,822	28,235	89,340	53,584
Legal	7,422	11,425	15,933	31,019
Office and miscellaneous	21,850	34,071	62,318	84,813
Rent	32,393	21,083	77,321	69,397
Project investigation	-	74,503	15,750	172,002
Salaries and benefits	99,700	69,675	255,205	166,298
Stock-based compensation (Note 8)	42,170	14,475	125,975	95,439
Travel	3,979	4,631	25,418	19,687
Transfer agent and filing fees	10,119	5,807	14,852	9,870

	319,504	301,535	812,643	817,126

Other Items
Interest income	(45)	(611)	(278)	(5,248)
Unrealized (gain)/loss on marketable securities (Note 4)	(24,500)	39,941	(23,870)	19,638
	(24,545)	39,330	(24,148)	14,390

Net loss and comprehensive loss for the period	$ (294,959)	$ (340,865)	$ (788,495)	$ (831,516)

Loss per share	$ (0.01)	$ (0.01)	$ (0.03)	$ (0.03)

Weighted average number of common shares outstanding	33,584,039	29,651,539	31,352,789	29,651,539

See notes to consolidated financial statements

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

 (stated in Canadian dollars)

(Unaudited)

	Number of Shares	Amount	Contributed Surplus	Deficit	Total Shareholders Equity

Balance at June 30, 2009 (Audited)	29,651,539	$ 14,760,161	$ 805,151	$ (13,671,414)	$ 1,893,898
Share issues:
Issued for purchase of oil & gas interest	500,000	90,000	-	-	90,000
Stock based compensation	-	-	219,842	-	219,842
Net loss and comprehensive income	-	-	-	(1,145,548)	(1,145,548)

Balance at June 30, 2010 (Audited)	30,151,539	$ 14,850,161	$ 1,024,993	$ (14,816,962)	$ 1,058,192
Share issues:
Private placement	6,410,000	801,250	-	-	801,250
Exercise of options	227,500	27,676	-	-	27,676
Fair market value of stock options exercised	-	22,170	(22,170)	-	-
Stock based compensation	-	-	125,975	-	125,975
Finders fees	-	(10,500)	-	-	(10,500)
Share issue costs	-	(14,876)	-	-	(14,876)
Net loss and comprehensive income	-	-	-	(788,495)	(788,495)

Balance at March 31, 2011 (Unaudited)	36,789,039	$ 15,675,881	$ 1,128,798	$ (15,605,457)	$ 1,199,222

See notes to consolidated financial statements

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(stated in Canadian dollars)

(Unaudited)

	For the three months ended March 31,		For the nine months ended March 31,

	2011	2010	2011	2010

Cash provided by (used for):
Operating Activities
Net loss for the period	$ (294,959)	$ (340,865)	$ (788,495)	$ (831,516)
Items not involving cash:
Stock-based compensation	42,170	14,475	125,975	95,439
Amortization	5,105	3,717	13,271	11,152
Unrealized gain on marketable securities	(24,500)	39,941	(23,870)	19,638

	(272,184)	(282,732)	(673,119)	(705,287)

Changes in non-cash working capital:
Amounts receivable	(2,063)	(3,923)	48,337	(8,519)
Prepaid expenses	(2,397)	(182,222)	(12,593)	(186,415)
Accounts payable and accrued liabilities	9,488	40,757	151,997	19,543

	(267,156)	(428,120)	(485,378)	(880,678)

Investing Activities
Purchase of equipment and software	-	-	(46,153)	(856)
Short-term investments	(46)	400,347	248,572	981,040
Expenditures on oil and gas properties	(128,387)	(10,374)	(202,156)	(82,410)

	(128,433)	389,973	263	897,774

Financing Activities
Shares issued for cash	801,250	-	801,250	-
Common shares issued on option exercise	-	-	27,676	-
Share issue costs	(25,376)	-	(25,376)	-

	775,874	-	803,550	-

Net increase (decrease) in cash and cash equivalents	380,285	(38,147)	318,435	17,096
Cash and cash equivalents – beginning of period	75,759	303,815	137,609	248,572

Cash and cash equivalents– end of period	$ 456,044	$ 265,668	$ 456,044	$ 265,668

See notes to consolidated financial statements

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2011 (Unaudited)

(stated in Canadian dollars)

1.

NATURE OF OPERATIONS

Portal Resources Ltd. was incorporated on August 14, 2000 under the Company Act of the Province of British Columbia.

The Company is an exploration stage company whose business activity is the exploration of oil and gas in Alberta, Canada. The Company has not yet established the presence of economic oil or gas reserves on Company interest lands, and, accordingly, the amounts shown for deferred exploration costs represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values.  The recovery of these amounts is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration of the rights, and upon the commencement of future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis. To date, the Company has not earned significant revenues and has an accumulated operation deficit of $15,605,457.

Current economic conditions have limited the Company’s ability to access financing through equity markets and this has created significant uncertainty as to the Company’s ability to fund ongoing operations for the next operating period. See Note 12 for further discussion on the Company’s conservation and management of capital.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and the classification of liabilities that might be necessary should the Company be unable to continue in the normal course of business.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). These interim consolidated financial statements have been prepared in accordance with the accounting policies described in the Company’s annual consolidated financial statements, do not include in all respects the annual disclosure requirements of generally accepted accounting principles, and should be read in conjunction with the most recent annual consolidated financial statements. The differences between those principles and the ones that would be applied under U.S. generally accepted accounting principles (U.S. GAAP) are disclosed in Note 14.

References to the Company are inclusive of the Canadian parent company, its wholly owned U.S. subsidiary, Portal Resources US Inc., and its formerly owned subsidiary Portal del Oro S.A.  All significant inter-company transactions and balances have been eliminated.

The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements for the year ended June 30, 2010 and have been consistently followed in preparation of these interim consolidated financial statements, except with respect to the following new and revised accounting standards which the Company is required to adopt under Canadian GAAP for interim and annual financial statements relating to its fiscal year commencing July 1, 2010.

New accounting policies

CICA Handbook Section 3862 “Financial Instruments – Disclosure” requires an entity to classify fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objecting evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. CICA Handbook Section 3862 prioritizes the inputs into three levels that may be used to measure fair value:

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2011 (Unaudited)

(stated in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES, (Continued)

New accounting policies, (Continued)

a)

Level 1 – Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

b)

Level 2 – Applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly such as quoted prices for similar assets or liabilities in active markets or indirectly such as quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions.

c)

Level 3 – Applies to assets or liabilities for which there are unobservable market data.

The Company’s financial instruments consist principally of cash, short term investments, GST receivable, accounts payable and accrued liabilities. Pursuant to CICA Handbook 3862, fair value of assets and liabilities measured on a recurring basis include cash and short term investments determined based on Level 1 inputs, which consist of quoted prices in active markets for identical assets. The Company believes that the recorded values of all the other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Accounting Policies Not Yet Adopted

Convergence to international Financial Reporting Standards (“IFRS”)

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition date of July 1, 2011 will require the restatement for comparative purposes, amounts reported by the Company for the year ended June 30, 2011, for which the current and comparative information will be prepared under IFRS.

The Company has commenced its IFRS conversion project in 2008. The Company’s IFRS project consists of three phases – scoping, evaluation and design, and implementation and review. The Company has commenced the scoping phase of the project, which consists of project initiation and awareness, identification of high-level differences between Canadian GAAP and IFRS and project planning and resourcing. The Company has completed a high level scoping exercise and has prepared a preliminary comparison of financial statement areas that will be impacted by the conversion.

A detailed assessment of the impact of adopting IFRS on the Company’s consolidated financial statements, accounting policies, information technology and data systems, internal controls over financial reporting, disclosure controls and procedures, and the various covenants and capital requirements and business activities has not been completed. The impact on such elements will depend on the particular circumstances prevailing at the adoption date and the IFRS accounting policy choices made by the Company. The Company has not completed its quantification of the effects of adopting IFRS. The financial performance and financial position as disclosed in our Canadian GAAP financial statements may be significantly different when presented in accordance with IFRS.

Business combinations

In January 2009, the CICA issued the new handbook Section 1582, “Business Combinations” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquisition, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations. Although the Company is considering the impact of adopting this pronouncement on the consolidated financial statements, it will be limited to any future acquisitions beginning in fiscal 2012.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2011 (Unaudited)

(stated in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES, (Continued)

Consolidated financial statement and non-controlling interests

In January 2009, the CICA issued the new handbook Section 1601, “Consolidated Financial Statements”, and Section1602, “Non-controlling Interests”, effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting for ownership interest in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements in fiscal 2012 in connection with the conversion to IFRS.

3.

SHORT TERM INVESTMENTS

Short term investments consists of highly liquid investments, including guaranteed investment certificates with major financial institutions, having a maturity of 12 months or less at acquisition and that are readily convertible to contracted amounts of cash.

4.

MARKETABLE SECURITIES

On May 29, 2009 Portal Resources US Inc. acquired 150,000 shares of Pengram Corporation (“Pengram”) in return for assigning all of its interest in an option agreement (see Note 6).  The shares were recorded at fair value of $41,104. At March 31, 2011, the fair value of the Pengram shares was $33,451 (June 30, 2010 - $9,581). During the period the Company recorded an unrealized gain of $23,870 [March 31, 2010 – ($19,638)].

5.

EQUIPMENT

	March 31, 2011			June 30, 2010

	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value

Computer equipment	$ 24,691	$ 17,180	$ 7,511	$ 17,461	$ 15,580	$ 1,881
Computer software	59,777	24,374	35,403	20,854	20,756	98
Furniture & fixtures	5,655	4,271	1,384	5,655	3,678	1,977
Vehicles	25,896	17,480	8,416	25,896	11,653	14,243
Field equipment	10,892	8,891	2,001	10,892	7,258	3,634
	$ 126,911	$ 72,196	$ 54,715	$ 80,758	$ 58,925	$ 21,833

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2011 (Unaudited)

(stated in Canadian dollars)

6.

UNPROVEN MINERAL RIGHTS

Argentina

As at May 14, 2009, the Company held a subsidiary and mineral properties in Argentina. During the fiscal year ended June 30, 2009, the Company, after reviewing work done on the properties, concluded that the potential did not justify further work and renounced the mining rights held under the projects. As such the project expenditures were written off and subsequently Portal’s Argentinean subsidiary was sold.

United States

On September 2, 2008, the Company announced that it had entered into an option agreement under which it has the right to acquire, from Claremont Nevada Mines, Scoonover Exploration and JR Exploration, three properties located in the Walker Lane Belt and Battle Mountain/Eureka Trend in Nevada, USA.

On May 29, 2009, the Company closed an Assignment Agreement with Pengram Corporation (“Pengram”) to transfer all the rights on the Nevada claims, in exchange for 150,000 shares of Pengram’s common stock. The Company has no further commitments on the Nevada properties (See Note 4 – Marketable Securities).

7.

OIL AND GAS PROPERTIES

The Company’s oil and gas interests are all located in Central Alberta, Canada.

Oil and Gas Joint Ventures

Bigwave Joint Venture

On November 1, 2008, the Company signed a Joint Venture Agreement to participate for a 15% working interest in the exploration, exploitation and production of petroleum and natural gas relating to lands located in central Alberta. In December of 2008 the Agreement was modified to allow the Company to participate up to a 20% interest. During the quarter ended September 30, 2009, the Company increased its interest in the Joint Venture to 22%.

Within the area of interest, the Company has agreed to pay a 5.5% Gross Over Riding Royalty (GORR) on all products produced from certain geological formations.

On January 5, 2009, the Company signed an agreement, “Participation Agreement”, with certain other partners in the Bigwave Joint Venture. Portal agreed to pay 100% of Portal’s cost per Drill Spacing Unit to earn a 100% interest until pay-out and then, after pay-out, to drop to a 70% interest per Drill Spacing Unit.

On April 22, 2010, the Company agreed to purchase the “Participation Agreement” related to the Bigwave Oil and Gas Joint Venture (the “Joint Venture”) for a total of $5,000 in cash and 500,000 common shares in the capital of the Company. The Participation Agreement was therefore terminated with Portal holding a 22% working interest in the Joint Venture.

On September 21, 2010, the Company purchased an additional 6.5% working interest in the Bigwave Oil and Gas Joint Venture in return for granting the seller a non-convertible gross overriding royalty on the acquired 6.5% interest of 1/150 (5%-15%) on all future oil, and 15% on all future gas production as well as assuming all of the seller’s future obligations under the Bigwave Joint Venture Agreement dated November 1, 2008, as amended. Portal’s working interest in the Joint Venture increased from 22% to 28.5% as a result of the acquisition.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2011 (Unaudited)

(stated in Canadian dollars)

7.

OIL AND GAS PROPERTIES, (Continued)

Bigwave Joint Venture, (Continued)

On September 21, 2010, the Company entered into a binding Farm-in Agreement Term Sheet (the “Agreement”) with all of the Bigwave Joint Venture partners, under which the Company has the right to increase its working interest to 64.25% in two sections (two square miles), out of a total of 17¾ sections of land held by the Joint Venture by undertaking at its sole expense “completion operations” within the horizontal leg of the first exploration well drilled on the property.

The Agreement further provides Portal with the opportunity to drill additional wells, on a rolling option basis, at its sole expense, on the remaining 15.75 sections of land held by the Joint Venture on a rolling option basis. All option wells drilled and completed (one well per section) will increase Portal's working interest up to 71.40% in each of the drilled sections to the deepest formation drilled in that section.

The Agreement further provides Portal with the right, at its sole expense, within 180 days from the commencement of “completion operations” within the horizontal leg of the first exploration well drilled on the property, to select certain lands (the “Selection Period”) of interest out of the land held by the Joint Venture that it considers to have deeper hydrocarbon potential (natural gas).

Portal will then have the option, within 90 days of the Selection Period, to commit to the drilling of a test well on the identified target lands. The drilling and completion operations of the deep test well will increase Portal's existing 28.5% working interest in the drilled section of land to a maximum of 78.55% working interest. Additional deep test wells can be drilled on a rolling option basis in order to earn additional working interest in the remaining unearned lands.

As at March 31, 2011 the Company has spent a total of $629,605 (June 30, 2010 - $553,932) on the Bigwave Joint Venture.

Manito Joint Venture

On March 9, 2009 the Company signed the Manito Joint Venture Agreement to participate for a 33.3% interest for the exploration, exploitation and production of petroleum and natural gas resources from certain land in central Alberta.

The Company has agreed to pay a 5.5% Gross Over Riding Royalty (GORR) on all products produced.

The Manito Joint Venture has acquired one section of land to date through the Alberta Crown Sale.

As at March 31, 2011 the Company has spent a total of $18,000 (June 30, 2009 - $18,000) on the Manito Joint Venture.

Border Play

On May 13th, 2010, the Company announced that it had acquired a 100% interest in two parcels of land (the Border Play) totaling 560 acres (0.875 square miles) at the April 7, 2010 Alberta Crown Land Sale. The primary play is Bakken oil exploitation using horizontal drilling. The two parcels lie within the Esther Field. Bakken oil production in the field area has exceeded 4.8MMBBL (million barrels) to date.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2011 (Unaudited)

(stated in Canadian dollars)

7.

OIL AND GAS PROPERTIES, (Continued)

Birdbear Formation

On March 8, 2011 the Company entered into an agreement to participate in the development of an oil play in central Saskatchewan. Under the terms of the agreement the Company has the right to earn a 25%, non-operating, working interest in a total of four sections of land (2,560 acres). A 25% working interest in the first two sections will be earned by participating in, and paying a 50% cost share of, the drilling of one vertical and one horizontal well. An interest in an additional two sections of land will be earned with participation on a “straight up basis” (25% of costs for a 25% working interest). It is anticipated that each of the horizontal wells will qualify for the Province of Saskatchewan’s drilling incentive program on the first 100,000 barrels of production. A minimum 2.5% government tax will apply.

Oil and gas expenditures

	Bigwave	Manito	Birdbear	Total

Total as at June 30, 2009	$ 343,437	$ 18,000	$ -	$ 361,437

Crown Lease	12,023	-	-	12,023
Lease costs	139,357	-	-	139,357
Drilling (well costs)	58,526	-	-	58,526
Geological and engineering	589	-	-	589

Total expenditures	210,495	-	-	210,495

Total as at June 30, 2010	$ 553,932	$ 18,000	$ -	$ 571,932

Crown Lease	-	-	-	-
Lease costs	58,769	-	-	58,769
Drilling (well costs)	-	-	126,483	126,483
Geological and engineering	16,904	-	-	16,904

Total expenditures	75,673	-	126,483	202,156

Total as at March 31, 2011	$ 629,605	$ 18,000	$ 126,483	$ 774,088

8.

SHARE CAPITAL

a.

Authorized

At March 31, 2011, the authorized share capital comprised 100,000,000 Common Shares without par value and 100,000,000 Preferred shares issuable in series. All issued shares are fully paid.

b.

Details of issuance of common shares

On February 17, 2011, the Company completed a non-brokered private placement for $801,250. The offering consisted of 6,410,000 units at a price of $0.125 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant is exercisable for one common share of the Company at a price of $0.15 until February 17, 2012.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2011 (Unaudited)

(stated in Canadian dollars)

8.

SHARE CAPITAL, (Continued)

c.

Warrants

A summary of changes to warrants during the period is as follows:

	March 31, 2011		June 30, 2010
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Granted	6,410,000	$0.15	-	-
Outstanding end of period	6,410,000	$0.15	-	-

d.

Stock-based Compensation

The Company has a stock option plan as described in the most recent annual financial statements of the Company.  The maximum aggregate number of common shares reserved and authorized to be issued pursuant to options granted under the Stock Option Plan is 4,447,730 common shares.

The exercise price for options granted under the Stock Option Plan is determined by the Board upon grant provided the price is not less than the closing trading price on the day immediately preceding the date of grant, less any discounts permitted by the TSX Venture Exchange or such other stock exchanges on which the common shares are listed.  Options granted under the Stock Option Plan are subject to a minimum one year vesting schedule whereby 25% of each option will vest on each of the three month anniversaries of the date of grant, up to and including the end of the first year after such grant, or such other more restrictive vesting schedule as the administrator of the Stock Option Plan may determine.  Options are non-assignable and are exercisable for a period of up to five years from the date the option is granted, subject to earlier termination after certain events such as the optionee’s cessation of service to the Company or death.

The Company accounts for its option grants in accordance with the fair value method of accounting for stock-based compensation.  For the nine months ended March 31, 2011, the Company recognized $125,975 (2010 - $95,439) in stock-based compensation for employees, directors and consultants.

The fair value of the options has been calculated using the Black-Scholes option-pricing model. For the period ending March 31, 2011 and 2010 the following assumptions were used:

	2011	2010

Stock based compensation	$ 125,975	$ 95,439

Risk-free interest rate	2.66% - 2.67%	2.61% - 2.71%
Expected stock price volatility	144% - 146%	126% - 129%
Expected option life in years	5 years	5 years
Expected dividend in yield	Nil	Nil

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2011 (Unaudited)

(stated in Canadian dollars)

8.

SHARE CAPITAL, (Continued)

a.

Stock-based Compensation, (Continued)

Option prices models require the input of highly subjective assumptions regarding the expected volatility and expected life. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide the reliable measure of the fair value of the company’s stock options at the date of grant.

A summary of changes to stock options outstanding is as follows:

	March 31		June 30
	2011		2010
		Weighted Average		Weighted Average
	Number of shares	Exercise Price	Number of shares	Exercise Price
Outstanding at beginning of period	3,533,600	$0.25	3,688,600	$0.35
Granted under plan	1,047,000	$0.15	1,020,000	$0.18
Exercised	(227,500)	$0.12	-	-
Forfeited or cancelled	(537,500)	$0.29	(1,175,000)	$0.50
Outstanding at end of period	3,815,600	$0.23	3,533,600	$0.25

Options vested and exercisable at end of period	3,131,100	$0.26	2,868,600	$0.27

At March 31, 2011, the weighted average remaining life of the outstanding options is 3.12 years (June 30, 2010 – 3.33 years).

On September 10, 2010, the Company granted stock options to directors and consultants of the Company to purchase a total of 750,000 common shares at a price of 14 cents per share, exercisable until September 9, 2015.

During the period, a total of 227,500 options at prices ranging from $0.12 to $0.15 were exercised for proceeds of $27,676. A fair value of $22,170 was recognized on these exercised options.

On February 16, 2011, the Company granted stock options to a consultant of the Company to purchase a total of 150,000 common shares at a price of 20 cents per share, exercisable until February 15, 2016.

On March 28, 2011, the Company granted stock options to employees and consultants of the Company to purchase a total of 147,000 common shares at a price of 21 cents per share, exercisable until March 27, 2016.

Stock options outstanding as at March 31, 2011 are as follows:

Number	Exercise Price	Expiry Date
666,400	$0.52	05-Dec-11
810,000	$0.20	07-Oct-13
622,200	$0.12	09-Jun-14
470,000	$0.15	17-Jan-15
200,000	$0.26	06-Mar-15
750,000	$0.14	09-Sep-15
150,000	$0.20	15-Feb-16
147,000	$0.21	28-Mar-16
3,815,600

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2011 (Unaudited)

(stated in Canadian dollars)

9.

COMMITMENTS

The Company has obligations under an operating lease for its corporate office that is in effect until February 28, 2013.  The remaining future minimum lease payments for the non-cancellable lease are:

2011	$22,677
2012	$94,961
2013	$65,197

10.

RELATED PARTY TRANSACTIOINS

Payments to related parties were made in the normal course of operations and were valued at fair value as determined by management.  Amounts due to or from related parties are unsecured, non-interest bearing and due on demand.

During the nine months ended March 31, 2011

a)

$33,239 (2010 - $5,774) was charged to a public company with a director in common with the Company for rent.  As at March 31, 2011, $Nil (June 30, 2010 - $Nil) was receivable from this public company.

b)

$7,604 (2010 - $4,725) was charged to a private company with a director in common with the Company for administrative fees and expense reimbursements. As at March 31, 2011, $ (June 30, 2010 - $2,254) was receivable from this private company.

c)

the Company paid or accrued to pay a private company with a director in common with the Company an aggregate of $4,301 (2010 - $8,657) for fees and expense. As at March 31, 2011, the Company owed this company an aggregate of $2,810 (June 30, 2010 - $Nil).

d)

the Company paid or accrued to pay a private company with a director in common with the Company an aggregate of $23,814 (2010 - $Nil) for consulting fees. As at March 31, 2011, the Company owed this company an aggregate of $12,963 (June 30, 2010 - $Nil).

e)

the Company incurred director fees of $20,833 (2010 - $20,833) to five directors. As at March 31, 2011, $18,167 (June 30, 2010 - $Nil) was payable to these directors.

f)

$30,000 (2010 - $Nil) was received from a director as demand loan with no fixed term of repayment. The loan was subsequently converted to shares of the Company in the most recent completed private placement (see Note 8). As at March 31, 2011, the Company owed this director an aggregate of $Nil (June 30, 2010 - $Nil).

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2011 (Unaudited)

(stated in Canadian dollars)

11.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, marketable securities, short-term investments, amounts receivable, accounts payables and accrued liabilities approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

(a)

Currency risk

The Company may have property interests in foreign jurisdictions which could make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks.

(b)

Credit risk

The Company’s cash and cash equivalents are held in a Canadian financial institution. The Company does not have any asset-backed commercial paper in its cash and cash equivalents or short-term investments. The Company’s amount receivable consists primarily of recovered rent and office expense, and tax due from the federal government of Canada.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities are due within the current operating period.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $100.

(e)

Commodity Price Risk

Commodity price risk is the risk that future cash flows will fluctuate as a result of changes in commodity prices, affecting results of operations and cash generated from operating activities. Such prices may also affect the value of exploration and development properties and the level of spending for future activities. Prices received by the Company for its production are largely beyond the Company’s control as oil and gas prices are impacted by world economic events that dictate the levels of supply and demand. Currently the Company is not in the production phase therefore there is no revenue being generated. In the future, the Company will sell its oil production at spot rates exposing the Company to the risk of price movements.

The Company did not have any commodity price contracts in place as at or during the three months ended March 31, 2011. However changes in commodity prices did not affect the Company’s results of operations.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2011 (Unaudited)

(stated in Canadian dollars)

12.

MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares and stock options as capital (see Note 8). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its oil and gas properties and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

13.      SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of oil and gas properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	Total
Nine months ended March 31, 2011
Loss for the period	$ 788,495	$ 788,495

Nine Months ended March 31, 2010
Loss for the period	$ 831,516	$ 831,516

As at March 31, 2011
Assets	$ 1,394,636	$ 1,394,636

As at June 30, 2010
Assets	$ 1,101,609	$ 1,101,609

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2011 (Unaudited)

(stated in Canadian dollars)

14.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The company uses “successful efforts method” of accounting for our oil and gas properties. Under this method, oil and gas lease acquisition costs and intangible drilling costs associated with exploration efforts that result in the discovery of proved reserves and costs associated with development drilling, whether or not successful, are capitalized when incurred. If proved commercial reserves are not discovered, such drilling costs are expensed. In some circumstances, it may be uncertain whether proved commercial reserves have been found when drilling has been completed. Under Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 932, Extractive Activities – Oil and Gas (“ASC 932”), such exploratory well drilling costs may continue to be capitalized if the reserve quantity is sufficient to justify its completion as a producing well and sufficient progress in assessing the reserves and economic and operating viability of the project is being made. We assess our capitalized exploratory wells pending evaluation periodically to determine whether costs should remain capitalized or should be charged to earnings.

	Three months ended March 31,		Nine months ended March 31,		Year ended June 30,
	2011	2010	2011	2010	2010

a) Assets
Unproven Mineral Rights Costs
Unproven mineral rights costs under Canadian GAAP:	$ -	$ -	$ -	$ -	$ -
Unproven mineral rights under U.S. GAAP	$ -	$ -	$ -	$ -	$ -

b) Operations
Net loss under Canadian GAAP	$ (294,959)	$ (340,866)	$ (788,495)	$ (831,516)	$ (1,145,548)
Net loss under U.S. GAAP	$ (294,959)	$ (340,866)	$ (788,495)	$ (831,516)	$ (1,145,548)

c) Deficit
Closing deficit under Canadian GAAP	$(15,605,457)	$ (14,502,930)	$ (15,605,457)	$ (14,502,930)	$ (14,816,962)
Closing deficit under U.S. GAAP	$(15,605,457)	$ (14,502,930)	$ (15,605,457)	$ (14,502,930)	$ (14,816,962)

d) Cash Flows - Operating Activities
Cash applied to operations under Canadian GAAP	$ (128,433)	$ 389,973	$ 263	$ 897,774	$ 825,749
Cash applied under U.S. GAAP	$ (128,433)	$ 389,973	$ 263	$ 897,774	$ 825,749

OTHER DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

f)

Stockholders’ Equity

Common Stock

There are no differences between Canadian and U.S. GAAP for the years ended June 30, 2010, 2009 and 2008 or the nine months ended March 31, 2011 with respect to the disclosure of stock-based compensation.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2011 (Unaudited)

(stated in Canadian dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP), (Continued)

OTHER DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP, (Continued)

g)

Loss per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations.  Diluted loss per share is not presented as it is anti-dilutive.

	For the nine months ended March 31,		Year ended June 30,
	2011	2010	2010
Numerator: Net loss for the period under U.S. GAAP	$(788,495)	$(831,516)	$(1,145,548)

Denominator: Weighted-average number of shares under Canadian and U.S. GAAP	33,584,039	29,651,539	29,759,758

Basic and fully diluted loss per share under U. S. GAAP	$ (0.03)	$ (0.03)	$ (0.05)

15.

SUBSEQUENT EVENTS

On April 28, 2011 the Company announced a non-brokered private placement consisting of a maximum of 10,000,000 units ("Units") at a price of $0.20 per Unit and a maximum of 8,000,000 units ("Flow-Through Units") at a price of $0.25 per Flow-Through Unit for aggregate gross proceeds of up to $4,000,000. Each Unit will consist of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, an "A Warrant"). Each A Warrant will be exercisable for one common share of the Company at a price of $0.25 for one year from the date of issuance. Each Flow-Through Unit will consist of one common share of the Company to be issued on a "flow-through" basis pursuant to the Income Tax Act (Canada) and one-half of one common share purchase warrant (each whole common share purchase warrant, a "B Warrant"). Each B Warrant will be exercisable for one common share of the Company at a price of $0.35 for one year from the date of issuance.

The Company may pay to certain arm's length finders a finder's fee consisting of (a) a fee equal to up to 7% of the gross proceeds of the offering, payable in cash, units of the Company, or any combination thereof; and (b) issuing non-transferable finder's warrants equal to up to 7% of the number of Units and/or Flow-Through Units sold under the offering, each finder's warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of $0.25 for one year from the closing date.

On May 10, 2011 the Company announced that a five well drilling program (1.25 net) at the Birdbear oil play in west central Saskatchewan is underway. Portal and its partner have secured all the necessary licensing and regulatory approvals to drill one vertical well, re-enter and complete two existing vertical wells and drill two horizontal wells.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2011 (Unaudited)

(stated in Canadian dollars)

15.

SUBSEQUENT EVENTS, (Continued)

On May 24, 2011 the Company announced that it has completed a first tranche of the previously announced non-brokered private placement by issuing 5,977,500 Units at a price of $0.20 per Unit and 1,740,000 Flow-Through units at a price of $0.25 per Flow-Through Unit for aggregate gross proceeds of $1,630,500.

In connection with the first tranche closing of the private placement, the Company will pay to six finders at arm's length to the Company finders’ fees in cash totalling $61,040 and issue to the finders a total of 278,950 non-transferable finder's warrants.